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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000

                         Commission file number 01-13031

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             American Retirement Corporation 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        American Retirement Corporation
                         111 Westwood Place, Suite 200
                              Brentwood, TN  37027

                                          CONTENTS:


                                                                                PAGE

Independent Auditors' Report                                                       1

Statements of Net Assets Available for Benefits at December 31, 2000 and 1999      2

Statements of Changes in Net Assets Available for Benefits for the years
     ended December 31, 2000 and 1999                                              3

Notes to Financial Statements                                                      4

INDEPENDENT AUDITORS' REPORT

The 401(k) Administrative Committee
American Retirement Corporation
  401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the American Retirement Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

/s/ KPMG LLP


Nashville, Tennessee
June 8, 2001

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

                         AMERICAN RETIREMENT CORPORATION
                             401(K) RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                           2000           1999
                                                        -----------    ----------
Investments, at fair value:
    Mutual funds:
       Putnam Investors Fund                            $   686,230       241,944
       Classic Balanced Fund                              1,254,134     1,161,215
       Classic Capital Growth Fund                        3,942,055     4,204,316
       Classic Mid-Cap Equity Fund                        1,439,818     1,254,998
       Employee Benefit Stable Asset Fund                 1,915,794     1,751,668
       Small Cap Growth Stock Fund                        1,155,502       841,972
       Classic Value Income Stock Fund                    1,982,661     1,826,235
       Vanguard 500 Index Fund                              954,062       575,971
    Common Stock:
       American Retirement Corporation Common Stock         373,939            --
    Participant loans receivable                             92,998        75,220
                                                        -----------    ----------
                   Total investments                     13,797,193    11,933,539
                                                        -----------    ----------
Receivables:
    Employer's contribution                                 188,105        59,337
    Participants' contributions                              31,892        14,590
                                                        -----------    ----------
                   Total receivables                        219,997        73,927
                                                        -----------    ----------
Cash                                                            356            --
                                                        -----------    ----------
Excess employee contributions payable                        70,204            --
                                                        -----------    ----------
                   Net assets available for benefits    $13,947,342    12,007,466
                                                        ===========    ==========



See accompanying notes to financial statements




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

                         AMERICAN RETIREMENT CORPORATION
                             401(K) RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                           2000            1999
                                                                       ------------     -----------
Additions to net assets attributed to:
    Investment income:
       Interest and dividend income of mutual funds                    $    953,672         735,080
       Net depreciation in fair value of mutual funds                      (743,350)         (8,457)
       Net depreciation in fair value of common stock                      (189,888)             --
                                                                       ------------     -----------
                  Total investment income                                    20,434         726,623
                                                                       ------------     -----------
    Contributions:
       Participants                                                       2,440,265       2,393,869
       Employer                                                             788,623          59,337
       Participant rollovers                                                126,720         235,485
                                                                       ------------     -----------
                  Total contributions                                     3,355,608       2,688,691
                                                                       ------------     -----------
                  Total additions                                         3,376,042       3,415,314

Deductions from net assets attributed to:
    Benefits paid to participants                                         1,436,166       1,611,676
                                                                       ------------     -----------
                  Net increase in net assets available for benefits       1,939,876       1,803,638

Net assets available for benefits:
    Beginning of year                                                    12,007,466      10,203,828
                                                                       ------------     -----------
    End of year                                                        $ 13,947,342      12,007,466
                                                                       ============     ===========

See accompanying notes to financial statements.





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

             AMERICAN RETIREMENT CORPORATION 401(k) RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


(1)    DESCRIPTION OF PLAN

       The following is a brief description of the American Retirement Corporation 401(k) Retirement Plan ("the Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is a defined contribution plan, sponsored by American Retirement Corporation ("Company" or "Employer") subject to and compliant with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (B)    ELIGIBILITY

              Employees of the Company are eligible to participate in the Plan if they meet the following criteria:

              (1) Are a permanent employee of the Company;

              (2) Are employed for three consecutive months, working a minimum of 250 hours during that three month period; and

              (3) Have attained 18 years of age.

       (C)    CONTRIBUTIONS

              Participants may contribute up to 20% of their pre-tax annual compensation to the Plan, not to exceed $10,500. Contributions are made through payroll deductions on a pre-tax basis. Participants may also make after-tax contributions to the Plan in any amount, and rollover and transfer contributions are permitted. Participants may change their contribution elections quarterly on the first business day of the first, fourth, seventh, or tenth months of the Plan's fiscal year. If contributions are terminated, payroll withholdings may not be reinstated until the first business day of the Plan's next fiscal quarter.




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              Discretionary Employer contributions are made quarterly up to 2%
              of the eligible employees' quarterly compensation. Any discretionary Employer contribution funded in an amount exceeding 2% of eligible employees' compensation shall be allocated based on proportionate elective deferrals of each eligible employee who defers. The Employer may also contribute an additional amount determined in its sole judgment. This additional contribution, if any, is allocated to only non-highly compensated participants, in proportion to each eligible employee's compensation as a ratio of all eligible employees' compensation.

       (D)    FORFEITURES

              Forfeitures of terminated participant's nonvested accounts are credited to the Company and used to offset employer contributions.

       (E)    STOCK CONTRIBUTIONS

              During the year ended December 31, 2000, the Employer contributions were funded in Company stock. Stock contributions were allocated to participants based upon the proportionate elective deferrals of each participant. During the year, 122,603 shares were contributed, at a fair value of $597,053. At December 31, 2000, the Company's closing stock price was $3.05, reflecting depreciation in the Plan investment of $189,888.

       (F)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (G)    VESTING

              Participants are immediately vested in their contributions, rollovers and transfer contributions plus or minus any earnings or losses thereon. Participants become vested in, and have a nonforfeitable right to, their Employer contributions in accordance with the following vesting schedule:

                        YEARS OF SERVICE                      PERCENT VESTED
                        ----------------                      --------------
                                1                                    20%
                                2                                    40
                                3                                    60
                                4                                    80
                                5                                   100




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

              Notwithstanding the foregoing, a participant shall be 100% vested in, and have a nonforfeitable right to the Employer contributions upon death, permanent disability, the attainment of early or normal retirement age, or upon termination of the Plan. Normal retirement age, for all purposes of the Plan, is the participant's 65th birthday.

       (H)    INVESTMENT OPTIONS

              Contributions to the Plan are invested, according to the participants' elections, in 5% increments in the following eight mutual funds: Putnam Investors Fund, Classic Balanced Fund, Classic Capital Growth Fund, Classic Mid-Cap Equity Fund, Employee Benefit Stable Asset Fund, Small Cap Growth Stock Fund, Classic Value Income Stock Fund, and Vanguard 500 Index Fund, as well as American Retirement Corporation Common Stock.

              Participants are eligible to obtain loans of up to 50% of their vested account balances. Interest on such loans is prime plus 200 basis points. Loan transactions are treated as a transfer to
              (from) the mutual funds from (to) the Participant Loan Fund. Repayments are made via payroll deductions for a period not to exceed five years.

       (I)    PAYMENT OF BENEFITS

              Distributions from the Plan are payable upon retirement, death, disability or termination. Participants are eligible to receive hardship withdrawals which meet certain IRS regulations. Upon receiving a hardship withdrawal, a participant's contributions to the Plan will automatically be suspended for a period of twelve months. A participant can elect to receive benefits in a lump-sum payment or installment payments.

       (J)    PLAN TERMINATION

              Terminating participants having a vested account balance of $3,500 or more may defer the payment of the benefits until April 1 of the calendar year following the calendar year during which they attain age 70-1/2. Terminating participants forfeit all non-vested Employer contributions. If the employee is subsequently rehired within five years of the termination and repays the withdrawn amount to the Plan within five years of re-employment, the forfeitures will be restored to the participant's account.

              Although they have expressed no intent to do so, the Board of Directors of American Retirement Corporation has the right to terminate the Plan or completely discontinue contributions under the Plan at any time.





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       (K)    ADMINISTRATIVE EXPENSES

              Costs associated with administering the Plan are paid by American Retirement Corporation and are not considered Employer contributions.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

       (B)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The investments in mutual funds are carried at fair value based upon the closing market quotations of the underlying securities in the funds. The investment in American Retirement common stock is carried at fair value based upon the closing market quotation of the stock. The participant loans receivable are reported at cost which approximates fair value as reported to the Plan by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    FEDERAL INCOME TAX STATUS

              The Plan was established under a prototype standardized profit sharing plan with a CODA (Cash Or Deferred Arrangement) that has received a tax determination letter from the Internal Revenue Service indicating that the prototype Plan is qualified under the provisions of Section 401 of the Internal Revenue Code. To date, the Employer has not requested a separate determination letter. The 401(k) Administrative Committee believes that the Plan is currently being operated in compliance with the requirements of the Internal Revenue Code.

       (E)    USE OF ESTIMATES

              The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(3)    INVESTMENTS

       Under terms of the Trust Agreement between SunTrust Bank of Nashville, National Association (the Trustee) and the Company, the Trustee manages six trust funds on behalf of the Plan. All investments of the Plan are held by the Trustee, which has been granted authority concerning purchases and sales of assets in the trust funds.

       Fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2000 and 1999 are as follows:

                                  DESCRIPTION                   2000          1999
                      ----------------------------------     ----------     ---------
                      Classic Balanced Fund                  $1,254,134     1,161,215
                      Classic Capital Growth Fund             3,942,055     4,204,316
                      Classic Mid-Cap Equity Fund             1,439,818     1,254,998
                      Employee Benefit Stable Asset Fund      1,915,794     1,751,668
                      Small Cap Growth Stock Fund             1,155,502       841,972
                      Classic Value Income Stock Fund         1,982,661     1,826,235
                      Vanguard 500 Index Fund                   954,062       575,971

(4)    SUBSEQUENT EVENT

       Subsequent to the year ended December 31, 2000, the 401(k) Administrative Committee voted to change the Trustee of the Plan from SunTrust Bank to Zurich Scudder Investments. This change became effective May 1, 2001. Significant changes to the Plan include different investment options, employer contribution provisions, eligibility provisions, and participant loans. Participants should refer to the Zurich Scudder Plan agreement for a more complete description of the Plan's provisions.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           American Retirement Corporation
                                           401(k) Retirement Plan


Date: June 29, 2001                             By:  /s/ Terry Frisby
                                                     ----------------
                                                Terry Frisby
                                                Chairman of the American
                                                Retirement Corporation 401(k)
                                                Administrative Committee







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

                                  EXHIBIT INDEX

Exhibit
Number             Description
-------            -----------
     10            Schedule of Assets Held for Investment Purposes at End of
                   Year for the Plan Year Ended December 31, 2000
     23            Accountants' Consent





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